

Mail Stop 3720

June 26, 2017

Michael Pope
Senior Vice President and Chief Financial Officer
Shutterfly, Inc.
2800 Bridge Parkway
Redwood City, California 94065

> **Re: Shutterfly, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 14, 2017**
> **File No. 001-33031**

Dear Mr. Pope:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications